UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
For the month of July, 2011
CANADIAN PACIFIC RAILWAY LIMITED
(Commission File No. 1-01342)
CANADIAN PACIFIC RAILWAY COMPANY
(Commission File No. 1-15272)
(translation of each Registrant’s name into English)
Suite 500, Gulf Canada Square, 401 — 9th Avenue, S.W., Calgary, Alberta, Canada, T2P 4Z4
(address of principal executive offices)
     Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☐       Form 40-F ☑
     Indicate by check mark if the registrants are submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______
     Indicate by check mark if the registrants are submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______
     This Report furnished on Form 6-K shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933 of the registrant: Form S-8 No. 333-140955 (Canadian Pacific Railway Limited), Form S-8 No. 333-127943 (Canadian Pacific Railway Limited) and Form S-8 No. 333-13962 (Canadian Pacific Railway Limited).

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, each registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN PACIFIC RAILWAY LIMITED (Registrant)
Date: July 27, 2011		Signed: /s/ Karen L. Fleming
	By:	Name:	Karen L. Fleming
		Title:	Corporate Secretary

CANADIAN PACIFIC RAILWAY COMPANY (Registrant)
Date: July 27, 2011		Signed: /s/ Karen L. Fleming
	By:	Name:	Karen L. Fleming
		Title:	Corporate Secretary

Release:       Immediate      July 27, 2011
CANADIAN PACIFIC ANNOUNCES SECOND QUARTER 2011 RESULTS
CALGARY — Canadian Pacific Railway Limited (TSX: CP) (NYSE: CP) announced its second-quarter 2011 results today with reported net income of $128.0 million and diluted earnings per share of $0.75. Revenue and expense results were unfavourably impacted by extensive flooding.
“Throughout the second quarter we experienced difficult operating conditions as a result of widespread and prolonged flooding along our right of way. We had almost 90 separate outages during the quarter and our engineering team worked as swiftly as possible to bring the track back,” stated Fred Green, CP President and Chief Executive Officer. “We rerouted and detoured traffic over other railways and incurred significantly higher operating costs to ensure delivery of our customers’ shipments. Repairs are now complete and service levels are returning to normal.”
SECOND-QUARTER 2011 RESULTS COMPARED WITH SECOND-QUARTER 2010
•	Total revenues were $1.3 billion, an increase of $30.3 million

•	Operating expenses were $1.0 billion, an increase of $73.9 million

•	Average fuel price increased 37 per cent to $3.50 U.S. dollars per U.S. gallon

•	Operating income was $230.5 million, a decrease of $43.6 million

•	Net income was $128.0 million, a decrease of $38.6 million

•	Diluted earnings per share were $0.75 per share, a decline of $0.23 per share
Note on forward-looking information
This news release contains certain forward-looking statements relating but not limited to our operations, anticipated financial performance and business prospects. Undue reliance should not be placed on forward-looking information as actual results may differ materially.
By its nature, CP’s forward-looking information involves numerous assumptions, inherent risks and uncertainties, including but not limited to the following factors: changes in business strategies; general North American and global economic, credit and business conditions; risks in agricultural production such as weather conditions and insect populations; the availability and price of energy commodities; the effects of competition and pricing pressures; industry capacity; shifts in market demand; changes in laws and regulations, including regulation of rates; changes in taxes and tax rates; potential increases in maintenance and operating costs; uncertainties of litigation; labour disputes; risks and liabilities arising from derailments; transportation of dangerous goods, timing of completion of capital and maintenance projects; currency and interest rate fluctuations; effects of changes in market conditions and discount rates on the financial position of pension plans and investments, including long-term floating rate notes; and various events that could disrupt operations, including severe weather conditions, security threats and governmental response to them, and technological changes.

Except as required by law, CP undertakes no obligation to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events or otherwise.
About Canadian Pacific
Canadian Pacific (TSX: CP) (NYSE: CP) operates a North American transcontinental railway providing freight transportation services, logistics solutions and supply chain expertise. Incorporating best-in-class technology and environmental practices, CP is re-defining itself as a modern 21st century transportation company built on safety, service reliability and operational efficiency. Visit cpr.ca and see how Canadian Pacific is Driving the Digital Railway.
Contacts:

Media	Investment Community
Nicole Sasaki	Janet Weiss
Canadian Pacific	Canadian Pacific
Tel.: (403) 835-9005	Tel.: (403) 319-3233
e-mail: nicole_sasaki@cpr.ca	e-mail: investor@cpr.ca

CANADIAN PACIFIC RAILWAY LIMITED
CONSOLIDATED STATEMENTS OF INCOME
(in millions of Canadian dollars, except per share data)
(unaudited)

	For the three months		For the six months
	ended June 30		ended June 30
	2011	2010	2011	2010

Revenues
Freight	$1,233.2	$1,202.2	$2,368.4	$2,340.4
Other	31.3	32.0	59.5	60.6

	1,264.5	1,234.2	2,427.9	2,401.0
Operating expenses
Compensation and benefits	336.1	349.7	700.6	703.5
Fuel	237.4	177.9	463.1	359.6
Materials	57.4	51.0	129.0	115.0
Equipment rents	53.6	54.9	105.0	103.9
Depreciation and amortization	122.2	123.3	244.5	244.5
Purchased services and other	227.3	203.3	446.0	393.8

	1,034.0	960.1	2,088.2	1,920.3

Operating income	230.5	274.1	339.7	480.7

Less:
Other income and charges	(5.0)	(3.4)	(5.5)	(8.3)
Net interest expense	62.5	64.8	126.7	131.5

Income before income tax expense	173.0	212.7	218.5	357.5
Income tax expense (Note 3)	45.0	46.1	56.8	89.9

Net income	$128.0	$166.6	$161.7	$267.6

Earnings per share (Note 4)
Basic	$0.76	$0.99	$0.96	$1.59
Diluted	$0.75	$0.98	$0.95	$1.58

Weighted average number of shares (millions)
Basic	169.4	168.6	169.3	168.6
Diluted	170.7	169.2	170.6	169.0
Dividends declared per share	$0.3000	$0.2700	$0.5700	$0.5175
See notes to Consolidated Financial Statements.

CANADIAN PACIFIC RAILWAY LIMITED
CONSOLIDATED BALANCE SHEETS
(in millions of Canadian dollars)
(unaudited)

	June 30	December 31
	2011	2010

Assets
Current assets
Cash and cash equivalents	$267.8	$360.6
Accounts receivable, net	508.9	459.0
Materials and supplies	137.3	114.1
Deferred income taxes	124.3	222.3
Other current assets	69.3	47.8

	1,107.6	1,203.8

Investments	148.5	144.9
Net properties	11,981.2	11,996.8
Goodwill and intangible assets	183.3	189.8
Other assets	135.2	140.6

Total assets	$13,555.8	$13,675.9

Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities	$991.3	$1,007.8
Long-term debt maturing within one year	278.8	281.7

	1,270.1	1,289.5

Pension and other benefit liabilities	1,019.9	1,115.7
Other long-term liabilities	418.0	468.0
Long-term debt	3,918.8	4,033.2
Deferred income taxes	1,924.4	1,944.8

Total liabilities	8,551.2	8,851.2

Shareholders’ equity
Share capital	1,825.9	1,812.8
Additional paid-in capital	85.1	24.7
Accumulated other comprehensive loss	(2,044.6)	(2,085.8)
Retained earnings	5,138.2	5,073.0

	5,004.6	4,824.7

Total liabilities and shareholders’ equity	$13,555.8	$13,675.9

Commitments and contingencies (Note 8)
See notes to Consolidated Financial Statements.

CANADIAN PACIFIC RAILWAY LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in millions of Canadian dollars)
(unaudited)

	For the three months		For the six months
	ended June 30		ended June 30
	2011	2010	2011	2010

Operating activities
Net income	$128.0	$166.6	$161.7	$267.6
Reconciliation of net income to cash provided by operating activities:
Depreciation and amortization	122.2	123.3	244.5	244.5
Deferred income taxes	51.9	43.5	59.8	85.1
Pension funding in excess of expense (Note 7)	(13.2)	(150.7)	(24.7)	(160.0)
Other operating activities, net	(15.6)	(5.6)	(13.2)	6.2
Change in non-cash working capital balances related to operations	(61.0)	10.0	(80.8)	(72.0)

Cash provided by operating activities	212.3	187.1	347.3	371.4

Investing activities
Additions to properties	(218.4)	(168.0)	(351.6)	(258.8)
Proceeds from the sale of properties and other assets	14.5	17.4	20.1	26.4
Other	(0.3)	—	(0.3)	—

Cash used in investing activities	(204.2)	(150.6)	(331.8)	(232.4)

Financing activities
Dividends paid	(45.7)	(41.7)	(91.4)	(83.4)
Issuance of CP common shares	1.7	3.9	10.8	6.9
Collection of receivable from financial institution	—	219.8	—	219.8
Repayment of long-term debt	(5.6)	(581.2)	(18.0)	(590.3)
Other	—	0.2	—	0.2

Cash used in financing activities	(49.6)	(399.0)	(98.6)	(446.8)

Effect of foreign currency fluctuations on U.S. dollar-denominated cash and cash equivalents	(1.2)	12.3	(9.7)	2.3

Cash position
Decrease in cash and cash equivalents	(42.7)	(350.2)	(92.8)	(305.5)
Cash and cash equivalents at beginning of period	310.5	723.8	360.6	679.1

Cash and cash equivalents at end of period	$267.8	$373.6	$267.8	$373.6

Supplemental disclosures of cash flow information:
Income taxes paid	$3.6	$3.2	$3.5	$5.0

Interest paid	$90.6	$174.0	$139.7	$219.1

See notes to Consolidated Financial Statements.

CANADIAN PACIFIC RAILWAY LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(in millions of Canadian dollars, except common share amounts)
(unaudited)

	Common			Accumulated other		Total
	shares	Share	Additional	comprehensive	Retained	shareholders’
	(in millions)	capital	paid-in capital	loss	earnings	equity

Balance at January 1, 2011	169.2	$1,812.8	$24.7	$(2,085.8)	$5,073.0	$4,824.7
Net income	—	—	—	—	161.7	161.7
Other comprehensive income	—	—	—	41.2	—	41.2
Dividends declared	—	—	—	—	(96.5)	(96.5)
Effect of stock-based compensation expense	—	—	10.3	—	—	10.3
Change to stock-based compensation awards (Note 6)	—	—	51.9	—	—	51.9
Shares issued under stock option plans	0.2	13.1	(1.8)	—	—	11.3

Balance at June 30, 2011	169.4	$1,825.9	$85.1	$(2,044.6)	$5,138.2	$5,004.6

	Other
	comprehensive		Comprehensive
	income	Net income	income

Comprehensive income — three months ended June 30, 2011	$19.9	$128.0	$147.9

Comprehensive income — six months ended June 30, 2011	$41.2	$161.7	$202.9

	Common		Additional	Accumulated other		Total
	shares	Share	paid-in	comprehensive	Retained	shareholders’
	(in millions)	capital	capital	loss	earnings	equity

Balance at January 1, 2010	168.5	$1,771.1	$30.8	$(1,744.7)	$4,600.9	$4,658.1
Net income	—	—	—	—	267.6	267.6
Other comprehensive income	—	—	—	35.2	—	35.2
Dividends declared	—	—	—	—	(87.2)	(87.2)
Effect of stock-based compensation expense	—	—	0.8	—	—	0.8
Shares issued under stock option plans	0.2	9.7	(2.2)	—	—	7.5

Balance at June 30, 2010	168.7	$1,780.8	$29.4	$(1,709.5)	$4,781.3	$4,882.0

	Other
	comprehensive		Comprehensive
	income	Net income	income

Comprehensive income — three months ended June 30, 2010	$24.6	$166.6	$191.2

Comprehensive income — six months ended June 30, 2010	$35.2	$267.6	$302.8

See notes to Consolidated Financial Statements.

CANADIAN PACIFIC RAILWAY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2011
(unaudited)
1	Basis of presentation
These unaudited interim consolidated financial statements of Canadian Pacific Railway Limited (“CP”, “the Company” or “Canadian Pacific Railway”) reflect management’s estimates and assumptions that are necessary for their fair presentation in conformity with accounting principles generally accepted in the United States of America (“GAAP”). They do not include all disclosures required under GAAP for annual financial statements and should be read in conjunction with the 2010 consolidated financial statements. The policies used are consistent with the policies used in preparing the 2010 consolidated financial statements. The Company’s investments in which CP has significant influence, which are not consolidated, are accounted for using the equity method.
CP’s operations can be affected by seasonal fluctuations such as changes in customer demand and weather-related issues. This seasonality could impact quarter-over-quarter comparisons.
In management’s opinion, the unaudited interim consolidated financial statements include all adjustments (consisting solely of normal recurring adjustments) necessary to present fairly such information. Interim results are not necessarily indicative of the results expected for the fiscal year.
2	Accounting changes
Fair value measurement and disclosure
In January 2010, the Financial Accounting Standards Board (“FASB”) amended the disclosure requirements related to fair value measurements. Most of the new disclosures and clarifications of existing disclosures were effective for interim and annual reporting periods beginning after December 15, 2009, except for the expanded disclosures in the Level 3 reconciliation, which are effective for fiscal years beginning after December 15, 2010. The Company has adopted the remaining guidance which did not impact the consolidated financial statements.

Future accounting changes
Fair value measurement
In May 2011, the FASB issued amended guidance on fair value measurement which updates some of the measurement guidance and includes enhanced disclosure requirements. The amended guidance is effective for interim and annual periods beginning after December 15, 2011. Adoption is not expected to have a material impact on the results of operations or financial position but increased quantitative and qualitative disclosure regarding Level 3 measurements is expected.
Other comprehensive income
In June 2011, the FASB issued an accounting standard update on the Presentation of Comprehensive Income, which eliminates the current option to report other comprehensive income and its components in the Consolidated Statement of Changes in Shareholders’ Equity. The Company can elect to present items of net income and other comprehensive income in one continuous statement or in two separate, but consecutive, statements. As the new guidance does not change those components that are recognized in net income or those components that are recognized in other comprehensive income, adoption is expected to impact only the presentation of the financial statements. The guidance must be applied retrospectively for all periods presented in the financial statements. The Company has not yet determined which election will be made when the standard becomes effective for interim and annual periods beginning after December 15, 2011, or earlier if the Company elects to early adopt as is permitted.
3	Income taxes

	For the three months		For the six months
	ended June 30		ended June 30
(in millions of Canadian dollars)	2011	2010	2011	2010

Current income tax expense	$(6.9)	$2.6	$(3.0)	$4.8
Deferred income tax expense	51.9	43.5	59.8	85.1

Income tax expense	$45.0	$46.1	$56.8	$89.9

CANADIAN PACIFIC RAILWAY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2011
(unaudited)
3	Income taxes (continued)
The lower effective income tax rate for the three months and six months ended June 30, 2010, compared to the same periods in 2011, is a result of non-taxable foreign exchange gains and losses related to long-term debt.
4	Earnings per share
At June 30, 2011, the number of shares outstanding was 169.4 million (June 30, 2010 — 168.7 million).
Basic earnings per share have been calculated using net income for the period divided by the weighted average number of common shares outstanding during the period.
The number of shares used in earnings per share calculations is reconciled as follows:

	For the three months		For the six months
	ended June 30		ended June 30
(in millions)	2011	2010	2011	2010

Weighted average shares outstanding	169.4	168.6	169.3	168.6
Dilutive effect of stock options	1.3	0.6	1.3	0.4

Weighted average diluted shares outstanding	170.7	169.2	170.6	169.0

For the three and six months ended June 30, 2011, 2,023,500 and 1,456,021 options, respectively, were excluded from the computation of diluted earnings per share because their effects were not dilutive (three and six months ended June 30, 2010 — 1,711,200 and 2,120,421, respectively).
5	Financial instruments
A.	Fair values of financial instruments
The Company categorizes its financial assets and liabilities measured at fair value into one of three different levels depending on the observability of the inputs employed in the measurement.
•	Level 1: Unadjusted quoted prices for identical assets and liabilities in active markets that are accessible at the measurement date.
•	Level 2: Directly or indirectly observable inputs other than quoted prices included within Level 1 or quoted prices for similar assets and liabilities. Derivative instruments in this category are valued using models or other industry standard valuation techniques derived from observable market data.
•	Level 3: Valuations based on inputs which are less observable, unavailable or where the observable data does not support a significant portion of the instruments’ fair value. Generally, Level 3 valuations are longer dated transactions, occur in less active markets, occur at locations where pricing information is not available, or have no binding broker quote to support Level 2 classifications.
When possible, the estimated fair value is based on quoted market prices and, if not available, estimates from third party brokers. For non-exchange traded derivatives classified in Level 2, the Company uses standard valuation techniques to calculate fair value. Primary inputs to these techniques include observable market prices (interest, foreign exchange and commodity) and volatility, depending on the type of derivative and nature of the underlying risk. The Company uses inputs and data used by willing market participants when valuing derivatives and considers its own credit default swap spread as well as those of its counterparties in its determination of fair value. Wherever possible the Company uses observable inputs. All derivatives are classified as Level 2. The carrying values of financial instruments equal or approximate their fair values with the exception of long-term debt which has a carrying value of $4,197.6 million at June 30, 2011 (December 31, 2010 — $4,314.9 million) and a fair value of approximately $4,741.4 million at June 30, 2011 (December 31, 2010 — $4,773.0 million). The fair value of publicly traded long-term debt is determined based on market prices at June 30, 2011 and December 31, 2010, respectively.

CANADIAN PACIFIC RAILWAY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2011
(unaudited)
5	Financial instruments (continued)
A detailed analysis of the techniques used to value long-term floating rate notes, which are classified as Level 3, are discussed below:
Gain/loss in fair value of long-term floating rate notes
At June 30, 2011 and December 31, 2010, the Company held long-term floating rate notes with a total settlement value of $105.0 million and $117.0 million, respectively, and carrying values of $73.6 million and $69.5 million, respectively. At June 30, 2011, the long-term floating rate notes consisted of Master Asset Vehicle (“MAV”) 2 notes with eligible assets. The carrying values, being the estimated fair values, are reported in “Investments”.
The valuation technique used by the Company to estimate the fair value of its investment in long-term floating rate notes at June 30, 2011 and December 31, 2010, incorporates probability weighted discounted cash flows considering the best available public information regarding market conditions and other factors that a market participant would consider for such investments. During the second quarter of 2011 the Company sold all of its MAV 2 Class B and Class C and MAV 3 Class 9 notes for proceeds of $6.4 million and recorded a gain of $6.3 million. This gain together with accretion and other minor changes in assumptions have resulted in gains of $8.7 million and $10.5 million in the three and six months ended June 30, 2011, respectively (three and six months ended June 30, 2010 — gains of $3.1 million and $5.6 million, respectively) which were reported in “Other income and charges.” The interest rates and maturities of the various long-term floating rate notes, discount rates and credit losses modelled at June 30, 2011 and December 31, 2010, respectively, are:

	June 30, 2011	December 31, 2010
Probability weighted average coupon interest rate	0.8%	0.8%
Weighted average discount rate	6.9%	7.1%
Expected repayments of long-term floating rate notes	Approximately 5 1/2 years	Approximately 6 years
Credit losses	MAV 2 eligible asset notes: nil	MAV 2 eligible asset notes: 1% to 100%
		MAV 3 Class 9 Traditional Asset Tracking notes: 1%
The probability weighted discounted cash flows resulted in an estimated fair value of the Company’s long-term floating rate notes of $73.6 million at June 30, 2011 (December 31, 2010 — $69.5 million). The change in the original cost and estimated fair value of the Company’s long-term floating rate notes is as follows (representing a roll-forward of assets measured at fair value using Level 3 inputs):

	2011		2010
	Original	Estimated	Original	Estimated
(in millions of Canadian dollars)	cost	fair value	cost	fair value

As at January 1	$117.0	$69.5	$129.1	$69.3
Redemption of notes	(12.0)	(0.1)	(0.1)	—
Accretion	—	2.7	—	2.9
Change in market assumptions	—	1.5	—	2.7

As at June 30	$105.0	$73.6	$129.0	$74.9

B.	Financial risk management
The Company’s policy with respect to using derivative financial instruments is to selectively reduce volatility associated with fluctuations in interest rates, foreign exchange (“FX”) rates, the price of fuel and stock-based compensation expense. Where derivatives are designated as hedging instruments, the relationship between the hedging instruments and their associated hedged items is documented, as well as the risk management objective and strategy for the use of the hedging instruments. This documentation includes linking the derivatives that are designated as fair value or cash flow hedges to specific assets or liabilities on

CANADIAN PACIFIC RAILWAY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2011
(unaudited)
5	Financial instruments (continued)
the Consolidated Balance Sheet, commitments or forecasted transactions. At the time a derivative contract is entered into, and at least quarterly thereafter, an assessment is made whether the derivative item is effective in offsetting the changes in fair value or cash flows of the hedged items. The derivative qualifies for hedge accounting treatment if it is effective in substantially mitigating the risk it was designed to address.
It is not the Company’s intent to use financial derivatives or commodity instruments for trading or speculative purposes.
Foreign exchange management
The Company is exposed to fluctuations of financial commitments, assets, liabilities, income or cash flows due to changes in FX rates. The Company conducts business transactions and owns assets in Canada and the United States; as a result, revenues and expenses are incurred in both Canadian and U.S. dollars. The Company enters into foreign exchange risk management transactions primarily to manage fluctuations in the exchange rate between Canadian and U.S. currencies. In terms of net income, excluding FX on long-term debt, mitigation of U.S. dollar FX exposure is provided primarily through offsets created by revenues and expenses incurred in the same currency. Where appropriate, the Company negotiates with customers and suppliers to reduce the net exposure.
Occasionally the Company will enter into short-term FX forward contracts as part of its cash management strategy.
Net investment hedge
The FX gains and losses on long-term debt are mainly unrealized and can only be realized when U.S. dollar denominated long-term debt matures or is settled. The Company also has long-term FX exposure on its investment in U.S. affiliates. The majority of the Company’s U.S. dollar denominated long-term debt has been designated as a hedge of the net investment in foreign subsidiaries. This designation has the effect of mitigating volatility on net income by offsetting long-term FX gains and losses on long-term debt against gains and losses on its net investment. In addition, the Company may enter into FX forward contracts to lock-in the amount of Canadian dollars it has to pay on its U.S. dollar denominated debt maturities.
Foreign exchange forward contracts
At June 30, 2011, the Company had FX forward contracts to fix the exchange rate on US$101.4 million of its 5.75% Notes due in May 2013 and US$175.0 million of its 6.50% Notes due in May 2018, and US$100.0 million of its 7.25% Notes due in May 2019. These derivatives, which are accounted for as cash flow hedges, guarantee the amount of Canadian dollars that the Company will repay when these Notes mature. During the three months ended June 30, 2011, the Company recorded an unrealized foreign exchange loss on long-term debt of $0.8 million in “Other income and charges” and $1.3 million in “Other comprehensive income” in relation to these derivatives. For the six months ended June 30, 2011, an unrealized foreign exchange loss of $4.8 million in “Other income and charges” and $1.6 million in “Other comprehensive income” were recorded. During these periods the underlying debt which these derivatives are designated to hedge benefited largely from an equal and offsetting unrealized FX gain on long-term debt also recorded in “Other income and charges”. At June 30, 2011, the unrealized loss derived from these FX forwards was $8.0 million (December 31, 2010 — $1.6 million) which was included in “Other long-term liabilities” with the offset reflected in “Accumulated other comprehensive loss” of $2.7 million (December 31, 2010 — $1.1 million), and “Retained earnings” of $5.3 million (December 31, 2010 — $0.5 million), on the Consolidated Balance Sheets. Amounts recorded in “Accumulated other comprehensive loss” will be reclassified to earnings during the terms of the Notes.
Interest rate management
The Company is exposed to interest rate risk, which is the risk that the fair value or future cash flows of a financial instrument will vary as a result of changes in market interest rates. In order to manage funding needs or capital structure goals, the Company enters into debt or capital lease agreements that are subject to either fixed market interest rates set at the time of issue or floating rates determined by on-going market conditions. Debt subject to variable interest rates exposes the Company to variability in interest expense, while debt subject to fixed interest rates exposes the Company to variability in the fair value of debt.

CANADIAN PACIFIC RAILWAY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2011
(unaudited)
5	Financial instruments (continued)
To manage interest rate exposure, the Company accesses diverse sources of financing and manages borrowings in line with a targeted range of capital structure, debt ratings, liquidity needs, maturity schedule, and currency and interest rate profiles. In anticipation of future debt issuances, the Company may enter into forward rate agreements such as treasury rate locks, bond forwards or forward starting swaps, designated as cash flow hedges, to substantially lock in all or a portion of the effective future interest expense. The Company may also enter into swap agreements, designated as fair value hedges, to manage the mix of fixed and floating rate debt. The Company does not currently hold any derivative financial instruments to manage its interest rate risk.
Interest rate swaps
During the three and six months ended June 30, 2011, the Company amortized $1.7 million and $3.3 million, respectively, (three and six months ended June 30, 2010 — $1.2 million and $2.2 million, respectively) of deferred gains to “Net interest expense” relating to interest rate swaps previously unwound in the three months ended September 30, 2010 and three months ended June 30, 2009. The gains were deferred as a fair value adjustment to the underlying debts that were hedged and are amortized to “Net interest expense” until such time the debts are repaid through May 2013.
At June 30, 2011 and December 31, 2010, the Company had no outstanding interest rate swaps.
Treasury rate locks
At June 30, 2011, the Company had net unamortized losses related to interest rate locks, which are accounted for as cash flow hedges, settled in previous years totalling $22.0 million (December 31, 2010 — $22.1 million). This amount is composed of various unamortized gains and losses related to specific debts which are reflected in “Accumulated other comprehensive loss”, net of tax, and are amortized to “Net interest expense” in the period that interest on the related debt is charged. The amortization of these gains and losses resulted in an increase in “Net interest expense” and “Other comprehensive income” of $0.2 million and $0.1 million for the three and six months ended June 30, 2011, respectively (three and six months ended June 30, 2010 — $1.8 million and $1.7 million, respectively).
Stock-based compensation expense management
The Company is exposed to stock-based compensation risk, which is the probability of increased compensation expense due to the increase in the Company’s share price.
The Company entered into a Total Return Swap (“TRS”) to reduce the volatility to the Company over time on three types of stock-based compensation programs: tandem share appreciation rights (“TSARs”), deferred share units (“DSUs”), and restricted share units (“RSUs”). As the Company’s share price appreciates, these instruments create increased compensation expense. The TRS is a derivative that provides price appreciation and dividends, in return for a charge by the counterparty. The swaps are intended to minimize volatility to “Compensation and benefits” expense by providing a gain to offset increased compensation expense as the share price increases and a loss to offset reduced compensation expense when the share price falls. If stock-based compensation share units fall out of the money after entering the program, the loss associated with the swap would no longer be fully offset by compensation expense reductions, which would reduce the effectiveness of the swap. This derivative was not designated as a hedge and changes in fair value were recognized in net income in the period in which the change occurs. During the first quarter of 2011, the Company reduced the size of the TRS program to reflect the cancellation of SARs in Canada (see Note 6).
“Compensation and benefits” expense on the Company’s Consolidated Statements of Income included a net loss on these swaps of $1.4 million and $2.1 million for the three and six months ended June 30, 2011, respectively, which was inclusive of unrealized losses in the second quarter and both realized gains and unrealized losses in the first half of 2011. For the same periods in 2010, the Company recorded an unrealized loss on these swaps of $0.4 million and an unrealized gain of $0.4 million. During the first quarter of 2011, CP unwound a portion of the program for total proceeds of $0.3 million. At June 30, 2011, the unrealized loss on the remaining TRS of $8.4 million (December 31, 2010 — $6.0 million) was included in “Accounts payable and accrued liabilities” on the Consolidated Balance Sheets.
Fuel price management
The Company is exposed to commodity risk related to purchases of diesel fuel and the potential reduction in net income due to increases in the price of diesel. Fuel expense constitutes a large portion of the

CANADIAN PACIFIC RAILWAY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2011
(unaudited)
5	Financial instruments (continued)
Company’s operating costs and volatility in diesel fuel prices can have a significant impact on the Company’s income. Items affecting volatility in diesel prices include, but are not limited to, fluctuations in world markets for crude oil and distillate fuels, which can be affected by supply disruptions and geopolitical events.
The impact of variable fuel expense is mitigated substantially through fuel cost recovery programs which apportion incremental changes in fuel prices to shippers through price indices, tariffs, and by contract, within agreed upon guidelines. While these programs provide effective and meaningful coverage, residual exposure remains as the fuel expense risk cannot be completely recovered from shippers due to timing and volatility in the market. The Company continually monitors residual exposure, and where appropriate, may enter into derivative instruments.
Derivative instruments used by the Company to manage fuel expense risk may include, but are not limited to, swaps and options for crude oil, diesel and crack spreads.
At June 30, 2011, the Company had diesel futures contracts, which are accounted for as cash flow hedges, to purchase approximately 18.4 million US gallons during the period July 2011 to June 2012 at an average price of US$2.91 per US gallon. This represents approximately 6% of estimated fuel purchases for this period. At June 30, 2011, the unrealized gain on these futures contracts was $1.8 million (December 31, 2010 — $4.1 million) and was reflected in “Other current assets” with the offset, net of tax, reflected in “Accumulated other comprehensive loss” on the Consolidated Balance Sheets. Amounts recorded in “Accumulated other comprehensive loss” will be reclassified to earnings when the derivative instruments are realized.
During the three and six months ended June 30, 2011, the impact of settled commodity swaps decreased “Fuel” expense by $3.4 million and $6.8 million, respectively, as a result of realized gains on diesel swaps (three and six months ended June 30, 2010 — $0.7 million and $1.6 million, respectively).
There was no significant ineffectiveness related to derivatives designated as hedges. The following table summarizes information on the location and amounts of gains and losses, before tax, related to derivatives on the Consolidated Statements of Income and in comprehensive income for the three months and six months ended June 30, 2011 and 2010:

				Amount of gain (loss)
	Location of gain (loss)	Amount of gain (loss)		recognized in other
	recognized in income on	recognized in income		comprehensive
(in millions of Canadian dollars)	derivatives	on derivatives		income on derivatives
		For the three months		For the three months
		ended June 30		ended June 30
		2011	2010	2011	2010

Derivatives designated as hedging instruments
Effective portion
Diesel future contracts	Fuel expense	$3.4	$0.7	$(6.1)	$(3.7)
Interest rate swaps	Net interest expense	1.7	1.2	—	—
Treasury rate locks	Net interest expense	(0.2)	(1.8)	0.2	1.8
FX forward contracts	Other income and charges	(0.8)	—	(1.3)	—

Derivatives not designated as hedging instruments
Total return swap	Compensation and benefits	(1.4)	(0.4)	—	—
FX forward contracts	Other income and charges	—	1.9	—	—

		$2.7	$1.6	$(7.2)	$(1.9)

CANADIAN PACIFIC RAILWAY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2011
(unaudited)
5	Financial instruments (continued)

				Amount of gain (loss)
	Location of gain (loss)	Amount of gain (loss)		recognized in other
	recognized in income on	recognized in income		comprehensive
(in millions of Canadian dollars)	derivatives	on derivatives		income on derivatives
		For the six months		For the six months
		ended June 30		ended June 30
		2011	2010	2011	2010

Derivatives designated as hedging instruments
Effective portion
Diesel future contracts	Fuel expense	$6.8	$1.6	$(2.3)	$(3.4)
Interest rate swaps	Net interest expense	3.3	2.2	—	—
Treasury rate locks	Net interest expense	(0.1)	(1.7)	0.1	1.7
FX forward contracts	Other income and charges	(4.8)	—	(1.6)	—

Derivatives not designated as hedging instruments
Total return swap	Compensation and benefits	(2.1)	0.4	—	—

		$3.1	$2.5	$(3.8)	$(1.7)

At June 30, 2011, the Company expected that, during the next 12 months, $1.8 million of unrealized holding gains on diesel future contracts will be realized and recognized in the Consolidated Statement of Income, reported in “Fuel” expense as a result of these derivatives being settled.
The following table summarizes information on the effective and ineffective portions, before tax, of the Company’s net investment hedge on the Consolidated Statement of Income and in comprehensive income for the three and six months ended June 30, 2011 and 2010:

				Effective portion
	Location of ineffective			recognized in other
	portion recognized in	Ineffective portion		comprehensive
(in millions of Canadian dollars)	income	recognized in income		income
		For the three months		For the three months
		ended June 30		ended June 30
		2011	2010	2011	2010

FX on LTD within net investment hedge	Other income and charges	$—	$0.6	$15.6	$(75.4)

		For the six months		For the six months
		ended June 30		ended June 30
		2011	2010	2011	2010

FX on LTD within net investment hedge	Other income and charges	$—	$2.6	$89.9	$(25.2)

6	Stock-based compensation
At June 30, 2011, the Company had several stock-based compensation plans, including stock option plans, various cash settled liability plans and an employee stock savings plan. These plans resulted in an expense for the three and six months ended June 30, 2011 of $3.3 million and $15.2 million, respectively (three and six months ended June 30, 2010 — $12.9 million and $30.8 million, respectively).

CANADIAN PACIFIC RAILWAY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2011
(unaudited)
6	Stock-based compensation (continued)
Tandem share appreciation rights (“TSARs”)
As a result of changes to Canadian tax legislation, which eliminated the favourable tax treatment on cash settled compensation awards, the Company offered employees the option of cancelling the outstanding SAR and keeping in place the outstanding option. Effective January 31, 2011, the Company cancelled 3.1 million SARs and reclassified the fair value of the previously recognized liability ($69.8 million) and the recognized deferred tax asset ($17.9 million) to “Additional paid-in capital”. The terms of the awards were not changed and as a result no incremental cost was recognized. The weighted average fair value of the units cancelled at January 31, 2011 was $25.36 per unit. Compensation cost will continue to be recognized over the remaining vesting period for those options not yet vested.
Regular options
In the first six months of 2011, under CP’s stock option plans, the Company issued 632,400 regular options at the weighted average exercise price of $65.03 per share, based on the closing price on the grant date.
Pursuant to the employee plan, these regular options may be exercised upon vesting, which is between 24 months and 36 months after the grant date, and will expire after 10 years.
Under the fair value method, the fair value of the regular options at the grant date was $12.3 million. The weighted average fair value assumptions were approximately:

For the six months
ended June 30
2011
Grant price	$65.03
Expected life (years) (1)	6.30
Risk-free interest rate (2)	2.79%
Expected stock price volatility (3)	31.48%
Expected annual dividends per share (4)	$1.20
Expected forfeiture rate (5)	0.8%
Weighted average fair value of regular options granted during the period	$19.44

(1)	Represents the period of time that awards are expected to be outstanding. Historical data on exercise behaviour was used to estimate the expected life of the option.

(2)	Based on the implied yield available on zero-coupon government issues with an equivalent remaining term at the time of the grant.

(3)	Based on the historical stock price volatility of the Company’s stock over a period commensurate with the expected term of the option.

(4)	Determined by the current annual dividend. The Company does not employ different dividend yields throughout the year.

(5)	The Company estimated forfeitures based on past experience. This rate is monitored on a periodic basis.
Performance share unit (“PSU”) plan
In the first six months of 2011, the Company issued 268,230 PSUs with a grant date fair value of $15.7 million. These units attract dividend equivalents in the form of additional units based on the dividends paid on the Company’s common shares. PSUs vest and are settled in cash approximately three years after the grant date contingent upon CP’s performance (performance factor). The fair value of PSUs are measured, both on the grant date and each subsequent quarter until settlement, using a Monte Carlo simulation model. The model utilizes multiple input variables that determine the probability of satisfying the performance and market condition stipulated in the grant.

CANADIAN PACIFIC RAILWAY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2011
(unaudited)
7	Pensions and other benefits
In the three months and six months ended June 30, 2011, the Company made contributions of $24.5 million and $47.5 million, respectively (2010 — $159.7 million and $178.4 million, respectively) to its defined benefit pension plans. The elements of net periodic benefit cost for defined benefit pension plans and other benefits recognized in the three and six months ended June 30, 2011, included the following components:

		For the three months
		ended June 30
	Pensions		Other benefits
(in millions of Canadian dollars)	2011	2010	2011	2010

Current service cost (benefits earned by employees in the period)	$26.1	$21.6	$4.1	$3.9
Interest cost on benefit obligation	114.9	116.1	6.4	7.0
Expected return on fund assets	(168.4)	(149.6)	(0.1)	(0.2)
Recognized net actuarial loss	35.5	17.8	1.2	1.3
Amortization of prior service costs	3.2	3.3	(0.3)	(0.4)

Net periodic benefit cost	$11.3	$9.2	$11.3	$11.6

		For the six months
		ended June 30
	Pensions		Other benefits
(in millions of Canadian dollars)	2011	2010	2011	2010

Current service cost (benefits earned by employees in the period)	$52.2	$43.2	$8.2	$7.8
Interest cost on benefit obligation	229.8	232.2	12.8	14.0
Expected return on fund assets	(336.7)	(299.2)	(0.3)	(0.4)
Recognized net actuarial loss	71.1	35.6	2.4	2.6
Amortization of prior service costs	6.4	6.6	(0.6)	(0.8)

Net periodic benefit cost	$22.8	$18.4	$22.5	$23.2

8	Commitments and contingencies
In the normal course of its operations, the Company becomes involved in various legal actions, including claims relating to injuries and damage to property. The Company maintains provisions it considers to be adequate for such actions. While the final outcome with respect to actions outstanding or pending at June 30, 2011, cannot be predicted with certainty, it is the opinion of management that their resolution will not have a material adverse effect on the Company’s financial position or results of operations.
At June 30, 2011, the Company had committed to total future capital expenditures amounting to $587.1 million and operating expenditures amounting to $1,721.4 million for the years 2011-2028.
Environmental remediation accruals cover site-specific remediation programs. Environmental remediation accruals are measured on an undiscounted basis and are recorded when the costs to remediate are probable and reasonably estimable. The estimate of the probable costs to be incurred in the remediation of properties contaminated by past railway use reflects the nature of contamination at individual sites according to typical activities and scale of operations conducted. CP has developed remediation strategies for each property based on the nature and extent of the contamination, as well as the location of the property and surrounding areas that may be adversely affected by the presence of contaminants, considering available technologies, treatment and disposal facilities and the acceptability of site-specific plans based on the local regulatory environment. Site-specific plans range from containment and risk management of the contaminants through to the removal and treatment of the contaminants and affected soils and ground

CANADIAN PACIFIC RAILWAY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2011
(unaudited)
8	Commitments and contingencies (continued)
water. The details of the estimates reflect the environmental liability at each property. Provisions for environmental remediation costs are recorded in “Other long-term liabilities”, except for the current portion which is recorded in “Accounts payable and accrued liabilities”. The total amount provided at June 30, 2011 was $103.2 million (December 31, 2010 — $107.4 million). Payments are expected to be made over 10 years to 2021.
The accruals for environmental remediation represent CP’s best estimate of its probable future obligation and includes both asserted and unasserted claims, without reduction for anticipated recoveries from third parties. Although the recorded accruals include CP’s best estimate of all probable costs, CP’s total environmental remediation costs cannot be predicted with certainty. Accruals for environmental remediation may change from time to time as new information about previously untested sites becomes known, environmental laws and regulations evolve and advances are made in environmental remediation technology. The accruals may also vary as the courts decide legal proceedings against outside parties responsible for contamination. These potential charges, which cannot be quantified at this time, are not expected to be material to CP’s financial position, but may materially affect income in the particular period in which a charge is recognized. Costs related to existing, but as yet unknown, or future contamination will be accrued in the period in which they become probable and reasonably estimable. Changes to costs are reflected as changes to “Other long-term liabilities” or “Accounts payable and accrued liabilities” and to “Purchased services and other” within operating expenses. The amount charged to income in the three and six months ended June 30, 2011 was $1.2 million and $1.9 million, respectively. The amount credited to income in the three months ended June 30, 2010 was $0.1 million and charged to income in the six months ended June 30, 2010 was $1.5 million.
The Dakota, Minnesota & Eastern Railroad Corporation (“DM&E”) was purchased in 2007 for $1.5 billion resulting in goodwill of $142.2 million (US$147.4 million) as at June 30, 2011. Future contingent payments of up to approximately US$1.1 billion consisting of US$390 million which would become due if construction of the Powder River Basin expansion project starts prior to December 31, 2025 and up to approximately US$740 million would become due upon the movement of specified volumes over the Powder River Basin extension prior to December 31, 2025. Certain interest and inflationary adjustments would also become payable up to December 31, 2025 upon achievement of certain milestones. The contingent payments would be accounted for as an increase in the purchase price.
9	Significant customers
During the second quarter of 2011, one customer comprised 10.2% of total revenue (second quarter of 2010 — 9.3%). No one customer comprised more than 10% of total revenue for the six months ended June 30, 2011 or 2010.

Summary of Rail Data

Second Quarter					Year-to-date
2011	2010	Fav/(Unfav)%			2011	2010	Fav/(Unfav)%

				Financial (millions, except per share data)

				Revenues
$1,233.2	$1,202.2	$31.0	2.6	Freight revenue	$2,368.4	$2,340.4	$28.0	1.2
31.3	32.0	(0.7)	(2.2)	Other revenue	59.5	60.6	(1.1)	(1.8)

1,264.5	1,234.2	30.3	2.5		2,427.9	2,401.0	26.9	1.1

				Operating expenses
336.1	349.7	13.6	3.9	Compensation and benefits	700.6	703.5	2.9	0.4
237.4	177.9	(59.5)	(33.4)	Fuel	463.1	359.6	(103.5)	(28.8)
57.4	51.0	(6.4)	(12.5)	Materials	129.0	115.0	(14.0)	(12.2)
53.6	54.9	1.3	2.4	Equipment rents	105.0	103.9	(1.1)	(1.1)
122.2	123.3	1.1	0.9	Depreciation and amortization	244.5	244.5	—	—
227.3	203.3	(24.0)	(11.8)	Purchased services and other	446.0	393.8	(52.2)	(13.3)
1,034.0	960.1	(73.9)	(7.7)		2,088.2	1,920.3	(167.9)	(8.7)

230.5	274.1	(43.6)	(15.9)	Operating income	339.7	480.7	(141.0)	(29.3)

				Less:
(5.0)	(3.4)	1.6	47.1	Other income and charges	(5.5)	(8.3)	(2.8)	(33.7)
62.5	64.8	2.3	3.5	Net interest expense	126.7	131.5	4.8	3.7

173.0	212.7	(39.7)	(18.7)	Income before income tax expense	218.5	357.5	(139.0)	(38.9)
45.0	46.1	1.1	2.4	Income tax expense	56.8	89.9	33.1	36.8

$128.0	$166.6	$(38.6)	(23.2)	Net income	$161.7	$267.6	$(105.9)	(39.6)

81.8	77.8	(4.0)	(400) bps	Operating ratio (%)	86.0	80.0	(6.0)	(600) bps

$0.76	$0.99	$(0.23)	(23.2)	Basic earnings per share	$0.96	$1.59	$(0.63)	(39.6)

$0.75	$0.98	$(0.23)	(23.5)	Diluted earnings per share	$0.95	$1.58	$(0.63)	(39.9)

				Shares Outstanding
				Weighted average (avg) number of shares
169.4	168.6	0.8	0.5	outstanding (millions)	169.3	168.6	0.7	0.4
				Weighted avg number of diluted shares
170.7	169.2	1.5	0.9	outstanding (millions)	170.6	169.0	1.6	0.9
				Foreign Exchange
1.03	0.98	(0.05)	(5.1)	Average foreign exchange rate (US$/Canadian$)	1.02	0.97	(0.05)	(5.2)
0.97	1.02	(0.05)	(4.9)	Average foreign exchange rate (Canadian$/US$)	0.98	1.03	(0.05)	(4.9)

Summary of Rail Data (Page 2)
Second Quarter					Year-to-date
2011	2010	Fav/(Unfav)%			2011	2010	Fav/(Unfav)%
				Commodity Data

				Freight Revenues (millions)
$254.6	$264.4	$(9.8)	(3.7)	- Grain	$486.6	$535.7	$(49.1)	(9.2)
145.3	136.7	8.6	6.3	- Coal	251.2	247.2	4.0	1.6
150.5	114.9	35.6	31.0	- Sulphur and fertilizers	279.5	232.7	46.8	20.1
46.0	44.4	1.6	3.6	- Forest products	91.5	87.6	3.9	4.5
231.8	217.0	14.8	6.8	- Industrial and consumer products	462.8	422.5	40.3	9.5
84.2	89.0	(4.8)	(5.4)	- Automotive	164.2	166.6	(2.4)	(1.4)
320.8	335.8	(15.0)	(4.5)	- Intermodal	632.6	648.1	(15.5)	(2.4)

$1,233.2	$1,202.2	$31.0	2.6	Total Freight Revenues	$2,368.4	$2,340.4	$28.0	1.2

				Millions of Revenue Ton-Miles (RTM)
7,816	8,303	(487)	(5.9)	- Grain	15,076	16,939	(1,863)	(11.0)
5,564	5,268	296	5.6	- Coal	9,534	9,576	(42)	(0.4)
5,643	4,335	1,308	30.2	- Sulphur and fertilizers	10,512	8,727	1,785	20.5
1,179	1,275	(96)	(7.5)	- Forest products (1)	2,471	2,506	(35)	(1.4)
5,515	5,166	349	6.8	- Industrial and consumer products (1)	11,477	10,200	1,277	12.5
545	560	(15)	(2.7)	- Automotive	1,068	1,105	(37)	(3.3)
5,961	6,518	(557)	(8.5)	- Intermodal	11,769	12,575	(806)	(6.4)

32,223	31,425	798	2.5	Total RTMs	61,907	61,628	279	0.5

				Freight Revenue per RTM (cents)
3.26	3.18	0.08	2.5	- Grain	3.23	3.16	0.07	2.2
2.61	2.59	0.02	0.8	- Coal	2.63	2.58	0.05	1.9
2.67	2.65	0.02	0.8	- Sulphur and fertilizers	2.66	2.67	(0.01)	(0.4)
3.90	3.48	0.42	12.1	- Forest products (1)	3.70	3.50	0.20	5.7
4.20	4.20	—	—	- Industrial and consumer products (1)	4.03	4.14	(0.11)	(2.7)
15.45	15.89	(0.44)	(2.8)	- Automotive	15.37	15.08	0.29	1.9
5.38	5.15	0.23	4.5	- Intermodal	5.38	5.15	0.23	4.5
3.83	3.83	—	—	Total Freight Revenue per RTM	3.83	3.80	0.03	0.8

				Carloads (thousands)
112.8	115.9	(3.1)	(2.7)	- Grain	212.2	229.1	(16.9)	(7.4)
81.0	94.6	(13.6)	(14.4)	- Coal	141.3	170.6	(29.3)	(17.2)
54.3	43.2	11.1	25.7	- Sulphur and fertilizers	102.8	87.5	15.3	17.5
17.5	17.2	0.3	1.7	- Forest products	35.8	34.8	1.0	2.9
96.0	96.6	(0.6)	(0.6)	- Industrial and consumer products	196.1	188.4	7.7	4.1
37.0	37.5	(0.5)	(1.3)	- Automotive	73.3	71.0	2.3	3.2
248.5	271.4	(22.9)	(8.4)	- Intermodal	491.5	520.0	(28.5)	(5.5)

647.1	676.4	(29.3)	(4.3)	Total Carloads	1,253.0	1,301.4	(48.4)	(3.7)

				Freight Revenue per Carload
$2,257	$2,281	$(24)	(1.1)	- Grain	$2,293	$2,338	$(45)	(1.9)
1,794	1,445	349	24.2	- Coal	1,778	1,449	329	22.7
2,772	2,660	112	4.2	- Sulphur and fertilizers	2,719	2,659	60	2.3
2,629	2,581	48	1.9	- Forest products	2,556	2,517	39	1.5
2,415	2,246	169	7.5	- Industrial and consumer products	2,360	2,243	117	5.2
2,276	2,373	(97)	(4.1)	- Automotive	2,240	2,346	(106)	(4.5)
1,291	1,237	54	4.4	- Intermodal	1,287	1,246	41	3.3
$1,906	$1,777	$129	7.3	Total Freight Revenue per Carload	$1,890	$1,798	$92	5.1

(1)	Certain prior period figures have been updated to reflect new information.

Summary of Rail Data (Page 3)
Second Quarter					Year-to-date
2011	2010 (1)	Fav/(Unfav)%			2011	2010 (1)	Fav/(Unfav)%
				Operations Performance

1.65	1.58	(0.07)	(4.4)	Total operating expenses per gross ton-miles (GTM) (cents)	1.75	1.61	(0.14)	(8.7)
1.65	1.58	(0.07)	(4.4)	Operating expenses, exclusive of land sales, per GTM (cents)(2)	1.76	1.61	(0.15)	(9.3)
62,763	60,766	1,997	3.3	Freight gross ton-miles (millions)	118,998	119,290	(292)	(0.2)
10,059	9,920	139	1.4	Train miles (000)	19,304	19,477	(173)	(0.9)
16,219	15,726	(493)	(3.1)	Average number of active employees — Total	15,567	15,079	(488)	(3.2)
13,947	13,813	(134)	(1.0)	Average number of active employees — Expense	13,978	13,818	(160)	(1.2)
16,439	15,975	(464)	(2.9)	Number of employees at end of period — Total	16,439	15,975	(464)	(2.9)
14,067	13,887	(180)	(1.3)	Number of employees at end of period — Expense	14,067	13,887	(180)	(1.3)
1.14	1.13	(0.01)	(0.9)	U.S. gallons of locomotive fuel per 1,000 GTMs — freight & yard	1.22	1.18	(0.04)	(3.4)
70.2	68.3	(1.9)	(2.8)	U.S. gallons of locomotive fuel consumed — total (millions) (3)	143.3	139.8	(3.5)	(2.5)
3.50	2.55	(0.95)	(37.3)	Average fuel price (U.S. dollars per U.S. gallon)	3.31	2.49	(0.82)	(32.9)

				Fluidity Data
20.1	19.9	(0.2)	(1.0)	Average terminal dwell — AAR definition (hours)	21.8	21.9	0.1	0.5
20.0	23.3	(3.3)	(14.2)	Average train speed — AAR definition (mph)	19.9	23.1	(3.2)	(13.9)
154.3	169.2	(14.9)	(8.8)	Car miles per car day (4)	146.1	158.4	(12.3)	(7.8)
54.2	48.0	(6.2)	(12.9)	Average daily active cars on-line (000) (4)	54.7	50.8	(3.9)	(7.7)
1,114	1,034	(80)	(7.7)	Average daily active road locomotives on-line	1,088	1,006	(82)	(8.2)

				Safety
1.75	1.26	(0.49)	(38.9)	FRA personal injuries per 200,000 employee-hours	1.74	1.59	(0.15)	(9.4)
1.56	2.00	0.44	22.0	FRA train accidents per million train-miles	2.01	1.72	(0.29)	(16.9)

(1)	Certain prior period figures have been revised to conform with current presentation or have been updated to reflect new information.

(2)	Operating expenses exclusive of land sales, per GTM is calculated consistently with total operating expenses per GTM except for the exclusion of net gains on land sales of $2.0 million and $0.8 million for the three months ended June 30, 2011 and 2010, respectively, and $1.8 million and $3.2 million for the six months ended June 30, 2011 and 2010, respectively.

(3)	Includes gallons of fuel consumed from freight, yard and commuter service but excludes fuel used in capital projects and other non-freight activities.

(4)	Incorporates a new reporting methodology which excludes cars already placed at a customer location waiting for loading or unloading or cars that cannot be placed at a customers location due to shipper or receiver issues.